CLAMSHELL ENTERPRISES, INC.
5150 Tamiami Trail North, Suite 202
Naples, Florida 34103

Information Statement
Pursuant To Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

****

INTRODUCTION

This Information Statement is being sent to you in connection with an anticipated change in all members of the Board of Directors of Clamshell Enterprises, Inc (the "Company"). It is being mailed on or before March 7, 2003 to all persons who are holders of record of the Company's common stock as of the date of the mailing. The information included in this Information Statement regarding the persons designated to become directors of the Company following the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

The Company was formed as a "blind pool" or "blank check" company, whose business plan was to seek to acquire a business opportunity through completion of a merger, exchange of stock, or other similar type of transaction. The Company has now identified a business opportunity it wishes to acquire and is prepared to proceed with implementation of its business plan through completion of the proposed acquisition.

This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the proposed business acquisition, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

Terms of Transaction.

Certain persons who were previously the principal shareholders of the Company have completed the sale of 3,331,000 shares, or approximately 92.3% of the Company's issued and outstanding common stock to ShutterPort, Inc., a Florida corporation. The sale of shares was completed pursuant to the terms of a Stock Purchase Agreement ("Agreement") dated January 31, 2003, and the transaction resulted in a change of control of the Company. At the time of closing under the Stock Purchase Agreement, the persons who had previously been officers of the Company tendered their resignations, and the Board of Directors appointed new officers designated by the Buyer. It is anticipated that the Buyer will request the current directors to resign and appoint successor directors as of a future date which is at least ten days after the date on which this Information Statement has been mailed to the Company's shareholders.

On February 3, 2003, following closing under the Stock Purchase Agreement, the Company entered into an Agreement for Share Exchange with Shutterport, Inc., pursuant to which the Company agreed to acquire all of the issued and outstanding common stock of ShutterPort,, Inc., solely in exchange for shares of common stock of the Company. The Agreement for Share Exchange provides that the share exchange is to be completed on the basis of one share of common stock of the Company for each share of ShutterPort common stock acquired. ShutterPort currently has a total of 5,926,662 shares of common stock issued and outstanding. Accordingly, in order to acquire all of the issued and outstanding common stock of ShutterPort, the Company will be required to issue a total of 5,926,662 shares of its common stock.

ShutterPort has agreed that following closing under the Agreement for Share Exchange it will surrender its 3,331,000 shares of the Company for cancellation. Upon cancellation, such shares will no longer be part of the issued and outstanding common stock of the Company. Following closing under the Agreement for Share Exchange and cancellation of the shares currently owned by ShutterPort, the Company will have a total of approximately 6,581,562 shares issued and outstanding, of which approximately 5,926,662 shares, or approximately 90%, will be owned by persons who are currently shareholders of ShutterPort, Inc.

It is currently anticipated that the closing under the Agreement for Share Exchange will be completed on or about March 17, 2003.

MANAGEMENT

The directors and executive officers currently serving the Company are as follows:

Name	Age	Positions held and tenure
James J. Charles	59	Director since June 4, 1999
Dominick Pope	70	Director since June 4, 1999
Martin Berns	66	President and CEO since January 31, 2003
Ivan Bial	57	Secretary since January 31, 2003

Biographical Information

James J. Charles.

James J. Charles, President is a financial executive. Since January 15, 1999 he has been the Sr. Vice President of Finance and Chief Financial Officer of ATEC Group, Inc. From 1994 to 1998 he was a financial consultant to several public companies, including ATEC. From 1991 to 1994 he was the Chief Financial Officer of Caribbean Printing Industries. From 1966 to 1992 he was a partner with Ernst & Young.

Dominick Pope.

Mr. Pope has been a Director of the Company since inception. Mr. Pope has been Secretary and a Director of Arrow Capital Group, Inc. since May, 1997. Mr. Pope is also Secretary and a Director of F-Pack International, Inc. Mr. Pope attended the Baruch School of Business at the City University of New York, and is a founder of Intercom Technologies, Inc, serving as President and Chairman of the Board of Directors since 1977 and Treasurer since March 1985 until his resignation in April 1998. Mr. Pope is presently President of L.J. Loeffler In House Communications, Inc.

Martin Berns.

Mr. Berns has 40 years of experience as a marketing consultant, including advertising, TV commercial and show production. Mr. Berns was Vice President of marketing for Realm Productions, a publicly held video production company. He was Associate Producer of the "Jelly Bean Jungle" television series, and acted as Coordinating Producer for the re-syndication and distribution of the 1970's new **"**Howdy Doody" show. Mr. Berns' background includes developing marketing plans and the subsequent establishment, training and administration of large sales organizations for national companies.

Mr. Berns presently serves as President of MUSTeam, Inc., a provider of utility and conservation programs to large-scale commercial, industrial and multifamily housing owners and management companies.

Ivan Bial.

A second-generation member of the photo community, Mr. Bial grew up in the industry. In high school he worked part-time in camera stores and photo labs. He served as Vice President and General Manager of Southern Photo Service of Hollywood, Florida, the oldest independent color photo-finishing lab in the United States. Southern Photo Service operated 12 retail stores, 2 satellite photo-labs, and a successful professional and amateur mail order division with 165 employees. Additionally, he was a leader in the one-hour photo industry with 55 Minute Photo, a chain of one-hour labs and studios, followed by All American Photo Service**.** He served as a consultant to Blockbuster Entertainment for their multi-store test of one-hour photo labs. Mr. Bial has additional experience as a National Sales Manager in the telecommunications, software and publishing industry, and is a Member of the Society of Photo Finishing Engineers.

There are no family relationships between any of the directors or officers of the Company.

Compliance With Section 16(a) of the Exchange Act**.**

The Company's current directors have each filed a final Annual Statement of Changes in Beneficial Ownership on Form 5. As of the date of this Information Statement, neither ShutterPort, Inc. nor either of the Company's newly appointed officers has filed an initial report of ownership on Form 3.

DESIGNEES AS COMPANY DIRECTORS

The following table sets forth the names and ages of each of the persons expected to be appointed to the Company's Board of Directors following completion of the share exchange transaction described herein between the Company and ShutterPort, Inc:

Name	Age	Position
Martin A. Berns	66	Chief Executive Officer, President and Chairman
Eugene H. Berns	66	Director
Ivan L. Bial	57	Secretary and Director
Joseph Porrello	58	Director
Dennis Lane	55	Director

The directors named above will serve until the first annual meeting of the Company's stockholders following completion of the share exchange transaction, or until their successors have been appointed. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. Except for the plan described herein to appoint new directors following completion of the share exchange transaction, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board.   There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

Biographical Information

Martin A. Berns.

Mr. Berns will be Chairman as well as Chief Executive Officer and President. His biographical information is set forth above.

Eugene H. Berns.

Mr. Berns served 23 years as Vice President of sales and marketing, and as a member of the Board of Directors for one of South Florida's largest American Stock Exchange community builders. Mr. Berns has extensive background in sales and marketing, and is responsible for over 2 billion dollars of sales with his former companies. Additionally, he held manyleadership positions in the shelter industry, including past President of the Gold Coast Builders Association, and currently serves on many state and national committees. He is the recipient of numerous industry awards. Mr. Berns also serves as President of Housing Marketing Team, a marketing consultation company whose services include local and national shelter industry market trend analysis, individual and multiple community marketing programs.

Ivan L. Bial.

Mr. Bial will be a Director as well as Secretary. His biographical information is set forth above.

Joseph Porrello.

Mr. Porrello is the Chief Marketing Officer of VICI Marketing Group, Inc., one of the nation's largest and most prestigious direct marketing companies. Mr. Porrello is a highly regarded leader in the audio/video industries, and has received over 90 gold, platinum, and Emmy awards. He is responsible for over $600 million in retail sales, and has numerous contacts in the production, distribution and retail video industries. Mr. Porrello is a Producer and Executive Producer of video productions, and assists the company in reaching the video and direct marketing segments of the market.

Dennis Lane.

Mr. Lane is the co-founder and President of the ShutterPort division. Previously he was co-founder and former President and CEO of Restaurant.com, Inc. Founded in 1997, Restaurant.com is an on-going major success story in the world of dot-com's. Lane's responsibilities, in addition to overseeing the incubation of Restaurant.com, was to oversee the national sales efforts, including the development and training of a corps of sales executives, throughout the country. Lane was responsible for securing and directing the initial relationship between Restaurant.com and its largest marketing partner, an international NYSE listed company whos year 2000 income exceeded twenty-two billion dollars.

Mr. Lane spent well in excess of 20 years as a senior executive in the television industry. He worked in various sectors of multi-media marketing, program development, operations and sales management in both network and independent television. In addition to Lane's management responsibilities, his successes include the development of national marketing programs that often incorporated the participation of Fortune 500 companies. Mr. Lane also founded and served as

President of the POS Network, an in-store network of point of sales television commercials the retail industry labeled "the last word in buying decisions." He has worked with most of the nation's largest advertising agencies. Lane has incorporated his network television marketing experience with a series of loyalty programs in conjunction with important retail companies throughout the U.S.

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Schedule, stock ownership of each executive officer and director of Clamshell Enterprises, Inc., of all executive officers and directors of Clamshell Enterprises, Inc. as a group, and of each person known by Clamshell Enterprises, Inc. to be a beneficial owner of 5% or more of its Common Stock. The table also sets forth the anticipated stock ownership of each executive officer, each person who is expected to be appointed as a director of the Company, and each person who is expected to be a beneficial owner of 5% or more of the Company's common stock following completion of the share exchange transaction and the anticipated cancellation of the shares of the Company currently owned by ShutterPort, Inc. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any options, warrant or other right to acquire additional securities of Clamshell Enterprises, except as may be otherwise noted.

Name and Address	Number of Shares Beneficially Owned Before Closing Under Agreement for Share Exchange	Percent of Class Before Closing Under Agreement for Share Exchange	Number of Shares Beneficially Owned After Closing Under Agreement for Share Exchange	Percent of Class After Closing Under Agreement for Share Exchange
James J. Charles [1] 5150 TamiamiTrail North, #202, Naples, FL 34103	0	0	0	0
Dominick Pope [1] 5150 TamiamiTrail North, #202, Naples, FL 34103	0	0	0	0
ShutterPort, Inc. 1515 North Federal Highway Boca Raton, Florida 33432	3,331,000	92.8%	0	0
Martin A. Berns [1] 1515 N. Federal Hwy., Suite 300 Boca Raton, FL 33432	0	0	2,000,000	30.4%

Eugene H. Berns [1] 1515 N. Federal Hwy., Suite 300 Boca Raton, FL 33432	0	0	500,000	7.6%
Ivan L. Bial [1] 1515 N. Federal Hwy., Suite 300 Boca Raton, FL 33432	0	0	700,000	10.6%
Joseph Porrello [1] 1515 N. Federal Hwy., Suite 300 Boca Raton, FL 33432	0	0	55,551	0.8%
Dennis Lane [1] 1515 N. Federal Hwy., Suite 300 Boca Raton, FL 33432	80,000	2.23%	196,000	2.9%
Steve Adelstein 1515 N. Federal Hwy., Suite 300 Boca Raton, FL 33432	0	0	465,000	7.1%
All officers and directors as a group (7 persons)	0	0	3,451,551	52.4%

[1] The person listed is an officer, a director, or both, of the Company.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or director has received any remuneration or compensation from the Company. The Company currently has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.

Following completion of the share exchange transaction with ShutterPort, Inc. and receipt of sufficient capital, the Company intends to begin paying salaries to its executive officers. None of the officers are expected to receive annual compensation in excess of $100,000. At the time the Company begins paying salaries, it is currently contemplated that the annual compensation for the CEO will be approximately $40,000.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Share Exchange Transaction

ShutterPort, Inc., is currently the owner of 3,331,000 shares, or approximately 92.9%, of the Company's issued and outstanding common stock. It is anticipated that on approximately March 17, 2003, the Company will complete a share exchange transaction with ShutterPort, Inc., pursuant to which ShutterPort, Inc., will become a wholly-owned subsidiary of the Company. Therefore, persons who are currently shareholders of ShutterPort, Inc., have a direct or indirect material interest in completion of the proposed share exchange transaction. This includes, Martin Berns, Eugene Berns, Ivan Bial, Joseph Porrello and Dennis Lane, all of whom are expected to be directors or executive officers of the Company following completion of the share exchange transaction.

Indemnification of Officers and Directors

As permitted by Nevada law, the Company's Bylaws provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

The Company's Bylaws exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of General Corporation Law of the State of Nevada (NRS 78.7502), or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

****

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

March 7, 2003